

May 31, 2012

<u>Via E-mail</u>
Min Li
Chief Financial Officer
Gulf Resources, Inc.
99 Wenchang Road, Cheming Industrial Park,
Shouguang City
Shandong, China F4 262714

> **Re:**   **Gulf Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 7, 2012**
> **Response dated May 15, 2012**
> **File No. 1-34499**

Dear Mr. Li:

We have reviewed your response letter dated May 15, 2012, and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

1. It does not appear that you disclosed in your fiscal year 2011 Form 10-K that you are restricted from accessing the U.S. public markets until you provide the required Schedule I audited data for three fiscal years and that your filing is considered to be materially deficient. Please revise your disclosure in an amendment to your fiscal year 2011 Form 10-K to fully disclose this restriction, including the potential implications to your business and consolidated financial statements. In addition, please confirm that you will include the requested disclosure regarding unresolved staff comments in your fiscal year 2012 Form 10-K to the extent that you have not provided Schedule I audited data for three fiscal years.

 Form 10-Q for Fiscal Quarter Ended March 31, 2012

Item 4. Controls and Procedures, page 30

2. We note your disclosure that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-Q. It is unclear how your CEO and CFO arrived at this conclusion in light of the fact that your fiscal year 2011 Form 10-K is materially deficient because you have not provide the required Schedule I audited data for three fiscal years. Further, this material deficiency was not corrected as of March 31, 2012. Please advise or amend your Form 10-Q to revise your conclusion along with an explanation for the revised conclusion.

   You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief